January 30, 2006

Margaret Fitzgerald
Division of Corporation Finance
United States Securities and Exchange Commission
Washington, D.C. 20549

Via EDGAR Correspondence

RE:	BB&T Corporation (“the Company”) Form 10-K for Fiscal Year Ended December 31, 2004 Forms 10-Q for Fiscal 2005 File No. 001-10853

Dear Ms. Fitzgerald:

This letter responds to comments of the Staff (“the Staff”) of the Securities and Exchange Commission (“the Commission”) in a letter dated December 29, 2005 concerning the Company’s Form 10-K for Fiscal Year Ended December 31, 2004 and Forms 10-Q for Fiscal 2005.

The Company’s responses to the comment letter are noted below. Each response is preceded by the Staff’s comments as numbered in the Staff’s letter.

In responding to the Staff’s comments, the Company acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Note 2: Business Combinations, page 79

1.

Comment: Please refer to prior comment 2 and revise to clarify why there are such significant adjustments made to your original business combination estimates. Also, present disaggregated information for the “Other, net” column, either in the table or in the footnote, to quantify the amount charged to goodwill and to quantify the remaining amounts and how you accounted for them.

Margaret Fitzgerald
United States Securities and Exchange Commission
January 30, 2006
Page - 2 -

Response: BB&T has periodically had significant adjustments to its original estimates for business combinations or smaller adjustments to its estimates on many acquisitions that are significant in combination. These adjustments have primarily resulted from changes to BB&T’s original estimates and plans concerning the closure of duplicate facilities and equipment, estimates for severance and other personnel-related benefits and estimates of costs related to the termination of information technology contracts. The adjustments related to duplicate facilities and equipment and severance are due to the fact that BB&T has had to schedule in advance significant events in the merger conversion and integration process, such as systems conversions and closing of duplicate facilities. Because these events are estimated at the time of acquisition and BB&T has been an active acquirer, the original estimates and decisions regarding certain facilities and conversions often have changed and therefore, accruals that were set up at the time of acquisition have been revised. In the case of the termination of information technology contracts, BB&T has in many cases, been able to leverage its existing relationships with vendors to settle the amounts under these contracts at more favorable terms than originally anticipated, resulting in substantial reductions in original merger-related accruals.

The following table disaggregates the amounts recorded in the “Other, net” column from the table on Page 81 of our 2004 Form 10-K between amounts that were reversed against goodwill and other adjustments. The amounts noted as adjustments to purchase price were reductions in goodwill, net of applicable deferred taxes. The other significant adjustments are footnoted in the table. We will disaggregate the “Other, net” column in a manner similar to that presented below in future filings and include explanations for any significant adjustments.

	Purchase Price
Other, net for 2003	Adjustments	Other	Total

	(Dollars in thousands)
Severance and personnel-related charges	$(2,220)	$—	$(2,220)
Occupancy and equipment charges	(12,159)	117	(12,042)
Systems conversions and related charges	(1,066)	—	(1,066)
Other merger-related charges	(3,365)	672	(2,693)

Total	$(18,810)	$789	$(18,021)

	Purchase Price
Other, net for 2004	Adjustments	Other		Total

	(Dollars in thousands)
Severance and personnel-related charges	$(284)	$(4,202	) (1)	$(4,486)
Occupancy and equipment charges	(1,518)	—		(1,518)
Systems conversions and related charges	(14,825)	—		(14,825)
Other merger-related charges	(333)	1,033	(2)	700

Total	$(16,960)	$(3,169)		$(20,129)

(1) The $4.2 million in adjustments to severance and personnel-related charges included as other adjustments in 2004 relate to deferred compensation arrangements in connection with various mergers that were accounted for under the pooling method of accounting. These adjustments relate to multiple mergers as noted in the table in response to comment 2 below. During 2004, BB&T received information that the accelerated vesting of certain deferred compensation benefits had not been recorded as agreed to in the merger negotiations. BB&T recorded the amounts that accelerated at the merger as “merger-related and restructuring charges” and credited the appropriate deferred compensation liability. Amounts that related to time periods after the various merger dates were charged to compensation expense.
(2) Primarily composed of settlement differences from conversions credited to “merger-related and restructuring charges.”

Margaret Fitzgerald
United States Securities and Exchange Commission
January 30, 2006
Page - 3 -

2.

Comment: Please revise to clarify what the “Acquired at acquisition” column and the “Merger-related and restructuring charges” column represent. In order for us to understand the apparent significant adjustments to your business combination estimates, please provide us a schedule that sets forth the accruals for each of the acquisitions underlying the table.

Response: The tables presented on page 81 of our 2004 Form 10K present a summary of BB&T’s merger accrual activity for 2004 and 2003. The amounts presented in the “Accrued at Acquisition” column represent the estimated costs accrued in accordance with EITF 95-3 and recorded as adjustments to the purchase price of an acquisition in the first interim period after the consummation of an acquisition. The amounts in “merger-related and restructuring charges” represent estimated costs that are incurred in connection with acquisitions, changes to estimates of previously accrued costs, and period expenses incidental to a business combination that must be expensed as incurred, such as expenses related to systems conversion, data processing, training, and other costs. The amounts presented in the “utilized” column represent the amounts paid in connection with merger-related accruals. The amounts presented in the “Other, net” column primarily represent adjustments to goodwill as a result of changes to original estimates. We have disaggregated those amounts in response to comment 1 above and will present them in a similar fashion in our future filings. In addition, we will revise our future filings to clarify what each column in the table represents and provide a breakdown of our merger accruals or activity, with separate disclosure of larger acquisitions. The following schedules detail the activity in the merger accruals for 2003 and 2004 for each of BB&T’s acquisitions:

Margaret Fitzgerald
United States Securities and Exchange Commission
January 30, 2006
Page - 4 -

				Merger-related
		Balance		and					Balance
	Method of	January 1,	Accrued at	restructuring		Purchase Price			December 31,
Acquired Institution	Accounting	2003	acquisition	charges	Utilized	Adjustments		Other	2003

		(Dollars in thousands)

First Citizens Corporation	Pooling	$—	$—	$1,297	$—	$—		$—	$1,297
First Liberty Financial Corporation	Pooling	1,072	—	303	(1,072)	—		—	303
Premier Bancshares, Inc.	Pooling	1,369	—	478	(465)	—		—	1,382
Hardwick Holding Company	Pooling	890	—	(697)	(131)	—		—	62
First Banking Company of Southeast Georgia	Pooling	100	—	—	—	—		—	100
One Valley Bancorp, Inc.	Pooling	728	—	475	(728)	—		—	475
BankFirst Corporation	Purchase	3,871	—	(1,187)	(971)	—		—	1,713
FCNB Corp.	Pooling	2,430	—	(1,212)	(375)	—		—	843
FirstSpartan Financial Corp.	Purchase	2,323	—	(925)	(506)	—		—	892
Century South Banks, Inc.	Pooling	10,038	—	(2,191)	(3,669)	—		—	4,178
Virginia Capital Bancshares, Inc.	Purchase	1,819	—	(17)	(302)	—		17	1,517
F&M National Corporation	Pooling	12,072	—	45	(4,192)	—		222	8,147
Community First Banking Company	Purchase	626	—	419	(785)	—		—	260
MidAmerica Bancorp	Purchase	15,869	—	3,407	(4,843)	(7,641	) (1)	—	6,792
Area Bancshares Corporation	Purchase	13,185	—	2,945	(728)	(9,634	) (1)	(107)	5,661
Regional Financial Corp.	Purchase	1,151	—	1,955	(2,148)	(958)		—	—
Equitable Bank	Purchase	—	18,806	3,019	(19,108)	—		—	2,717
First Virginia Banks, Inc.	Purchase	—	81,141	81,724	(96,294)	(577)		—	65,994
Nonbank subsidiaries (11 acquisitions)	Purchase	4,058	4,959	124	(3,123)	—		—	6,018
Other adjustments		—	—	(187)	(470)	—		657	—

Total		$71,601	$104,906	$89,775	$(139,910)	$(18,810)		$789	$108,351

(1) Primarily relates to changes in estimates for duplicate facilities and equipment, and severance benefits.

Margaret Fitzgerald
United States Securities and Exchange Commission
January 30, 2006
Page - 5 -

				Merger-related
		Balance		and						Balance
	Method of	January 1,	Accrued at	restructuring		Purchase Price				December 31,
Acquired Institution	Accounting	2004	acquisition	charges	Utilized	Adjustments		Other		2004

		(Dollars in thousands)

First Citizens Corporation	Pooling	$1,297	$—	$(1,087)	$—	$—		$(210	) (2)	$—
First Liberty Financial Corporation	Pooling	303	—	(265)	(38)	—		—		—
Premier Bancshares, Inc.	Pooling	1,382	—	(113)	(269)	—		(692	) (2)	308
Hardwick Holding Company	Pooling	62	—	(42)	—	—		—		20
First Banking Company of Southeast Georgia	Pooling	100	—	—	(43)	—		—		57
One Valley Bancorp, Inc.	Pooling	475	—	(66)	(92)	—		—		317
BankFirst Corporation	Purchase	1,713	—	(424)	(319)	—		—		970
FCNB Corp.	Pooling	843	—	(353)	(132)	—		(20)		338
FirstSpartan Financial Corp.	Purchase	892	—	(434)	(234)	—		339		563
Century South Banks, Inc.	Pooling	4,178	—	574	(926)	—		(1,610	) (2)	2,216
Virginia Capital Bancshares, Inc.	Purchase	1,517	—	(70)	(403)	—		—		1,044
F&M National Corporation	Pooling	8,147	—	(4,229)	(1,380)	—		(172)		2,366
Community First Banking Company	Purchase	260	—	(201)	—	—		91		150
MidAmerica Bancorp	Purchase	6,792	—	(3,970)	(390)	—		(25)		2,407
Area Bancshares Corporation	Purchase	5,661	—	(4,250)	(735)	(333)		154		497
Equitable Bank	Purchase	2,717	—	140	(775)	—		(140)		1,942
First Virginia Banks, Inc.	Purchase	65,994	—	3,412	(38,942)	(16,672	) (1)	—		13,792
Republic Bancshares, Inc.	Purchase	—	15,374	16,791	(28,894)	45		—		3,316
Nonbank subsidiaries (19 acquistions)	Purchase	6,018	4,298	—	(6,123)	—		—		4,193
Other adjustments		—	—	105	779	—		(884	) (2)	—

Total		$108,351	$19,672	$5,518	$(78,916)	$(16,960)		$(3,169)		$34,496

(1) Primarily relates to favorable settlement of information technology contracts as a result of leveraging existing relationships with vendors.

(2) Primarily relates to deferred compensation adjustments as described in response to comment 1 above.

Note 3: Securities, page 83

3.

Comment: Please refer to prior comment 4 and revise future filings to separately disclose securities issued by government sponsored entities since those securities are not backed by the full faith and credit of the United States Government. Please tell us in more detail the specific nature of and characteristics of your investments in Federal National Mortgage Association and the Federal Home Loan Mortgage Corporation, including the amount of each investment and the amount in a loss position for 12 months or more.

Margaret Fitzgerald
United States Securities and Exchange Commission
January 30, 2006
Page - 6 -

Response: We will revise our future filings to change all references to U.S. government entities to U.S. government sponsored entities. BB&T’s investments in the Federal National Mortgage Association and the Federal Home Loan Mortgage Corporation are marketable debt securities and mortgage-backed securities. The following table details the amount of investment in each issuer by security type, as well as the amount of securities that were in a loss position for 12 months or more at December 31, 2004. Since our investments in each of these issuer’s securities exceed 10% of our total shareholders’ equity, we will separately disclose these amounts in future filings.

		Market Value at 12/31/2004

		In a Loss Position

		In a Gain	Less than 12	Greater than 12
Issuer	Type of Investment	position	months	months	Total

		(Dollars in thousands)
Federal National Mortgage Association	Marketable Debt security	$50,839	$196,569	$305,700	$553,108
Federal National Mortgage Association	Mortgage-backed security	331,310	1,239,348	222,472	1,793,130
Total		382,149	1,435,917	528,172	2,346,238

Federal Home Loan Mortgage Corporation	Marketable Debt security	170,824	99,174	101,834	371,832
Federal Home Loan Mortgage Corporation	Mortgage-backed security	971,577	1,546,327	—	2,517,904
Total		1,142,401	1,645,501	101,834	2,889,736

4.

Comment: Please refer to prior comment 6. We do not believe the first and only transfer of securities from the available for sale category to trading category constitutes rare, as contemplated by SFAS 115. We believe rare seems to establish a very high threshold, which might be met, for instance, by a change in statutory or regulatory requirements. Please revise your financial statements to remove the transfer and to accountant for the securities as available for sale until the date of actual disposition.

Response: During the third quarter of 2003, BB&T fundamentally changed its risk management strategy related to mortgage servicing rights (“MSR”). Management pursued this new strategy based on recommendations from federal banking regulators that its current strategy of selling available-for-sale securities to offset changes in the value of its MSR portfolio would potentially have negative long-term effects for the bank. Management concurred with these recommendations and hired personnel with expertise in MSR risk management during the third quarter of 2003.

The new MSR risk management strategy involved the use of: 1) on-balance sheet trading securities, 2) derivatives, and 3) a level of reliance on the production business as a natural, mitigating hedge. As part of the implementation of the new strategy, certain securities within the available-for-sale portfolio were determined to meet the risk management objectives of the new strategy. As a result of a change in intent related to these securities, management subsequently transferred these securities to the trading portfolio.

Margaret Fitzgerald
United States Securities and Exchange Commission
January 30, 2006
Page - 7 -

In accounting for the transfer of the securities to the trading portfolio, management considered the guidance in paragraphs 8 and 15 of SFAS 115. BB&T concluded that this transfer was isolated, nonrecurring, and unusual in nature. In addition, management felt that the transfer was appropriate because management views the recommendations of federal banking regulators as being similar to a change in regulation, as contemplated by the standard.

Based on these facts management continues to believe the accounting for the transfer of these securities was appropriate and in compliance with GAAP.

Note 18: Derivative Financial Instruments, page 111

5.

Comment: Please refer to prior comment 11. We note in your response that you rely on DIG Issue G9 in performing effectiveness testing related to interest-rate swaps that you account for as cash flow hedges. In order for us to understand the basis for your accounting, please tell us why you are were not able to use the accounting in paragraph 68 of SFAS 133 for these cash flow hedges and how you considered DIG Issue G7 in determining the appropriateness of your accounting.

Response: In our previous response we made reference to a cash flow hedging strategy in which interest rate swaps were hedging the first monthly interest payments received on then-existing variable-rate business loans.  The repricing and payment frequency characteristics of the swaps exactly matched the terms of the probable future interest payments.   As described in DIG Issue G13, an entity may not assume no ineffectiveness in such a hedging relationship as described in paragraph 68 because the hedging relationship does not involve hedging the interest payments related to the same recognized interest bearing loan throughout the life of the hedging relationship.

Also, in our previous response we made reference to a cash flow hedging strategy in which forward starting interest rate swaps were used to hedge the repricing risks associated with variable-rate funding. These hedges did not qualify for use of the shortcut method under paragraph 68 because of the forward starting features of the hedging interest rate swaps and at the inception of the hedging relationship these derivatives were hedging forecasted cash flows not associated with recognized liabilities.

Although the critical terms of the swaps and the underlying hedged items were the same, we noted that DIG Issue G9 would still require an entity to perform and document an assessment of hedge effectiveness at the inception of the hedging relationship and on an ongoing basis. At each reassessment date, we determine whether the hedged cash flows continue to be probable and match the terms of the hedging derivative. At the inception of the hedging relationships and in each subsequent assessment period to date, the probable future cash flows being hedged have exactly matched those of the hedging instrument. Since the interest rate swaps used in these hedging strategies had a fair value of zero at inception and all the criteria for shortcut accounting except as noted above would have been met at inception, a hypothetical derivative’s cumulative change in value (method 2 under DIG Issue G7) and the hedging derivative’s cumulative change in value would have exactly matched in each period of the hedge. Therefore, no ineffectiveness has been recognized to date. If in the future we determine that the cumulative change in value of a hypothetical derivative no longer matches the cumulative change in value of the hedging derivative, ineffectiveness would be measured and reported in accordance with DIG Issue G7 and SFAS 133.

Margaret Fitzgerald
United States Securities and Exchange Commission
January 30, 2006
Page - 8 -

If you have any questions or need additional information, you may contact me at 336-733-2180 or Michael L. Nichols, Vice President and Shareholder Reporting Manager, at 336-733-3079. Thank you.

Sincerely,

M. Patricia Oliver
Executive Vice President, General Counsel,
Secretary and Chief Corporate Governance Officer

CC: Chris L. Henson, Chief Financial Officer, BB&T Corporation